CHINA NORTH EAST PETROLEUM HOLDINGS, LTD.
445 Park Avenue
New York, NY  10022

September 4, 2009

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:           China North East Petroleum Holdings Limited
Registration Statement on Form S-3 (File No. 333-160299)

Dear Mr. Schwall:

China North East Petroleum Holdings Limited (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-3, as amended (File No. 333-160299) effective as of 4:00 p.m. Washington D.C. time on September 9, 2009, or as soon thereafter as possible.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China North East Petroleum Holdings Limited

By:	/s/ Wang Hongjun
Wang Hongjun
President and Chairman of the Board